Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Summary of Transaction

On December 19, 2025, Playverse Co. Ltd. (“Playverse”), an indirect wholly owned subsidiary of K Wave Media Ltd. (the “Company”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Hansol Holdings Co., Ltd., Lee Mi-sung and Cho Hyun-seung (collectively, the “Sellers”), pursuant to which Playverse agreed to purchase from the Sellers and the Sellers agreed to sell to Playverse an aggregate of 5,864,088 shares common stock (the “Purchased Shares”) of Hansol Inticube Co., an AI language and software development company with core capabilities in AI contact center solutions, voice recognition, chatbots, smart solutions and platform technologies (“Hansol”).

The Shares represent approximately 42.25% of the outstanding shares of common stock of Hansol. Pursuant to the Purchase Agreement, the aggregate purchase price for the Shares pursuant to was KRW15,000,337,104 (the “Hansol Acquisition”). The Purchase Agreement contains customary representations, warranties and covenants by the parties and customary indemnification obligations of the parties.

Pro Forma Information

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended by the final rule, Release No.33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and have been adjusted to include estimated transaction accounting adjustments which give effect to the Hansol Acquisition and the application of the acquisition method of accounting under IFRS. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any excess purchase price allocated to goodwill. The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that the Company’s management believes are reasonable. The notes to the unaudited pro forma condensed combined financial statements provide a discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements (“Acquisition Adjustments”). Changes in facts and circumstances or discovery of new information may result in revised estimates. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 combine the historical consolidated statements of operations for K Wave and the historical statements of operations for Hansol for the same period.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2025 gives effect to the Hansol Acquisition as if it occurred on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 give effect to the Acquisition as if it occurred on January 1, 2025.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what the Company’s results of operations or financial position would have been had the Acquisition occurred on the dates indicated, or what they will be for any future periods. The unaudited pro forma condensed combined financial statements do not reflect the realization of any expected cost savings, other synergies as a result of the acquisition, or integration costs.

The unaudited pro forma condensed combined financial statements and related notes have been derived from, and should be read in conjunction with:

(i)	the historical audited consolidated financial statements of K Wave and accompanying notes included in K Wave’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (“SEC”) on May 15, 2026;

(ii)	the historical audited financial statements of Hansol and accompanying notes for the years ended December 31, 2025, appearing within this Current Report on Form 6-K as Exhibit 99.1.

K WAVE MEDIA LTD.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2025

		In thousands of KRW K Wave December 31, 2025		In thousands of KRW Hansol December 31, 2025		In thousands of KRW Transaction Adjustments (Note 4)	Note Ref		In thousands of KRW Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	₩	8,364,432	₩	2,295,359	₩	(11,999,970)	3C	₩	7,525,846
						5,000,000	3F
						2,500,000	3G
						1,366,025	3H
Short-term financial assets		21,560		5,837		-			27,397
Accounts receivable - trade, net		4,380,886		11,294,244		-			15,675,130
Short-term loans, net		3,427,400		-		-			3,427,400
Accounts receivable - other, net		536,134		-		-			536,134
Value added tax receivables		162,558		-		-			162,558
Other current asset		5,844,544		-		-			5,844,544
Contract assets		1,065,645		3,815,286		-			4,880,931
Current tax assets		45,228		46		-			45,274
Inventories, net		1,612,302		901,244		-			2,513,546
Other current assets		735,110		4,357,183		(3,000,367)	3C		2,091,926
Total current assets		26,195,799		22,669,199		(6,134,312)			42,730,686
Long-term financial instruments		310,908		-		-			310,908
Long-term loans, net		191,023		-		-			191,023
Long-term other receivables		-		595,593		-			595,593
Financial assets at fair value through profit or loss		-		1,005,980		-			1,005,980
Long-term investment securities		3,983,858		-		-			3,983,858
Investments in associates		587,278		-		15,000,337	3C		587,278
						(15,000,337)	3D
Property and equipment including right-of-use assets		7,055,228		2,266,306		-			9,321,534
Intangible assets other than goodwill		17,178,097		3,761,304		11,700,000	3A		21,479,466
						(11,159,935)	3H
Goodwill		60,617,031		-		5,437,640	3B		66,054,671
Investment properties		2,023,317		-		-			2,023,317
Other non-current assets		-		369,646		-			369,646
Other non-current financial assets		2,180,055		-		-			2,180,055
Other non-current non-financial assets		4,393,482		-		-			4,393,482
Deferred tax assets		1,016,960		2,282,216		-			3,299,176
Total assets	₩	125,733,036	₩	32,950,244	₩	(156,607)		₩	158,526,673

Liabilities and stockholders’ equity (deficit)
Current liabilities
Trade and other payables	₩	58,040,411	₩	9,725,482	₩	45,000	3E	₩	67,810,893
Other current financial liabilities		1,936,895				-			1,936,895
Current derivative liabilities		330,417				-			330,417
Warrants		528,772				-			528,772
Other current non-financial liabilities		250,000		1,456,445		-			1,706,445
Contract liabilities		1,252,195		4,719,111		-			5,971,306
Short-term borrowings		11,171,899		-		5,000,000	3F		16,171,899
Current portion of long-term borrowings, net		2,200,000		-		-			2,200,000
Convertible notes		28,634,020		-		(8,609,400)	3H		15,883,288
						(4,141,332)	3I
Current lease liabilities		1,702,300		769,706		-			2,472,006
Other current provisions		769,693		432,507		-			1,202,200
Current tax liabilities		1,634,666		1,619		-			1,636,285
Total current liabilities		108,451,268		17,104,870		(7,705,732)			117,850,406
Trade and other non-current payables		27,297,393		-		-			27,297,393
Long-term borrowings, excluding current portion, net		2,611,563		-		-			2,611,563
Other non-current financial liabilities		220,000		-		-			220,000
Other non-current non-financial liabilities		2,565		-		-			2,565
Non-current Contract liabilities		650,000		854,835		-			1,504,835
Defined benefit liabilities		1,257,693				-			1,257,693
Provision for long-term employee benefits		-		176,138		-			176,138
Contract liabilities		-		861,164		-			861,164
Other non-current provisions		455,822		173,498		-			629,320
Non-current lease liabilities		6,268,969		272,137		-			6,541,106
Deferred tax liabilities		125,759		-		2,574,000			2,699,759
Total liabilities		147,341,032		19,442,642		(5,131,732)			161,651,942
Stockholders’ equity (deficit)									-
Share capital		9,077		6,939,761		(6,939,761)	3D		10,049
						972	3I
Share premium		205,980,674		-		4,140,360	3I		210,121,034
Accumulated other comprehensive loss		(4,447,032)		-		-			(4,447,032)
Other reserves		(53,073,717)		10,436,120		(10,436,120)	3D		(51,409,433)
						1,664,284	3G
Accumulated deficit		(169,783,492)		(4,346,337)		4,346,337	3D		(171,013,002)
						(45,000)	3E
						(1,184,510)	3H
Equity (deficit) attributable to owners of the Parent Company		(21,314,490)		13,029,544		(8,453,438)			(16,738,384)
Non-controlling interest		(293,506)		478,058		13,070,905			13,613,115
						(478,058)	3D
						835,716	3G
Total stockholders’ equity (deficit)		(21,607,996)		13,507,602		4,975,125			(3,125,269)
Total liabilities and stockholders’ equity (deficit)	₩	125,733,036	₩	32,950,244	₩	(156,607)		₩	158,526,673

See accompanying notes to the unaudited condensed combined pro forma financial information.

K WAVE MEDIA LTD.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2025

		In thousands of KRW, except for per share data K Wave December 31, 2025		In thousands of KRW, except for per share data Hansol December 31, 2025		In thousands of KRW, except for per share data Transaction Adjustments (Note 5)	Note Ref		Pro Forma Combined
Revenue
Content Merchandising Revenue	₩	44,415,967	₩	-	₩	-		₩	44,415,967
F&B Revenue		12,228,818		-		-			12,228,818
Content production revenue		20,690,997		-		-			20,690,997
Content investment revenue		745,138		-		-			745,138
AI-based digital contact center revenue		-		60,250,812		-			60,250,812
Pet healthcare revenue		-		4,567,430		-			4,567,430
Total revenues		78,080,920		64,818,242		-			142,899,162
Cost of revenue		(71,203,348)		(49,281,096)		-			(120,484,444)
Gross profit		6,877,572		15,537,146		-			22,414,718
Selling, general and administrative		(69,208,430)		(14,490,164)		(45,000)	4A		(83,743,594)
Other income		1,299,367		164,110		-			1,463,477
Other expense		(133,696,369)		(112,552)		(1,501,228)	4B		(135,310,149)
Operating (loss) income		(194,727,860)		1,098,540		(1,546,228)			(195,175,548)
Loss on disposal of Bitcoin		-		-		(1,174,040)	4F		(1,174,040)
Finance income		24,647,541		132,850		-			24,780,391
Finance costs		(37,594,482)		(187,577)		(272,130)	4E		(38,054,189)
Income (loss) before income tax		(207,674,801)		1,043,813		(2,992,398)			(209,623,386)
Tax benefit (expense)		(435,086)		(148,134)		(330,270)	4D		(913,490)
Net income (loss)	₩	(208,109,887)	₩	895,679	₩	(3,322,668)		₩	(210,536,876)
Non-controlling interest		(2,366,962)		-		(1,043,286)	4C		(3,410,248)
Owners of the parent company		(205,742,925)		895,679		(2,279,382)			(207,126,628)

Net income (loss) per common share, basic and diluted	₩	(3,341.00)	₩	0.04				₩	(3,030.29)
Weighted-average shares outstanding, basic and diluted		61,575,085		13,662,476					68,352,020

See accompanying notes to the unaudited condensed combined pro forma financial information.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Description of Hansol Acquisition

On December 19, 2025, Playverse Co. Ltd. (“Playverse”), an indirect wholly owned subsidiary of K Wave Media Ltd. (the “Company” or “K Wave”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Hansol Holdings Co., Ltd., Lee Mi-sung and Cho Hyun-seung (collectively, the “Sellers”), pursuant to which Playverse agreed to purchase from the Sellers and the Sellers agreed to sell to Playverse an aggregate of 5,864,088 shares common stock (the “Purchased Shares”) of Hansol Inticube Co., an AI language and software development company with core capabilities in AI contact center solutions, voice recognition, chatbots, smart solutions and platform technologies (“Hansol”).

The Shares represent approximately 42.25% of the outstanding shares of common stock of Hansol. Pursuant to the Purchase Agreement, the aggregate purchase price for the Shares pursuant to was KRW15,000,337,104. The Purchase Agreement contains customary representations, warranties and covenants by the parties and customary indemnification obligations of the parties.

Note 2 – Basis of Presentation

The Hansol Acquisition is being accounted for as a business combination using the acquisition method of accounting under IFRS 3, Business Combinations, which requires assets acquired and liabilities assumed to be recorded at their acquisition date fair value in accordance with IFRS 13, Fair Value Measurement. Under IFRS 13, fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgement could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. Identifiable intangible assets—such as customer relationships, technology assets, and trademarks—are recognized separately from goodwill when they meet the separability or contractual-legal criteria in IFRS 3. Goodwill is recognized as the excess of the consideration transferred and the amount of any non-controlling interest over the fair value of the identifiable net assets acquired.

K Wave and Hansol’s historical financial statements were prepared in accordance with IFRS. Based on an analysis of K Wave and Hansol’s significant accounting policies, the Company has not identified any material differences in accounting policies that would have an impact on the unaudited pro forma condensed combined financial statements. As a result, the unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

The pro forma adjustments presented in this unaudited pro forma condensed combined financial information represent management’s estimates based on information available as of the date of this Form 6-K and such estimates are subject to revision as further information is obtained. Accordingly, the pro forma adjustments for the Hansol Acquisition are preliminary and subject to further adjustment as additional information becomes available and the various analyses and other valuations are performed. Any adjustments may have a significant effect on total assets, total liabilities, total equity, operating expenses, and depreciation and amortization expenses, and such results may be significant.

The assumptions underlying the pro forma adjustments are described in the accompanying notes to this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information may not be indicative of K Wave’s future performance and does not necessarily reflect what K Wave’s financial position and results of operations would have been had these transactions occurred at the beginning of the period presented.

Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of K Wave following the completion of the Hansol Acquisition. Additionally, the unaudited pro forma condensed combined financial information does not reflect any revenue enhancements, anticipated synergies, operating efficiencies, or cost savings that may be achieved related to the Hansol Acquisition, nor does it reflect any costs or expenditures that may be required to achieve any possible synergies.

K Wave will finalize the accounting for the acquisition as soon as practicable within the measurement period, but in no event later than one year from the acquisition date, in accordance with IFRS 3.

Note 3 – Preliminary Purchase Price Allocation

Preliminary Purchase Consideration

The estimated fair value of the consideration transferred is ₩15.0 billion.

Preliminary Estimates of Fair Value

The following table summarizes the tangible and identifiable intangible assets acquired, and liabilities assumed used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet and statements of operations (in thousands).

Consideration:
Cash	₩	15,000,337

Identifiable assets acquired and liabilities assumed:
Current assets	₩	22,669,199
Non-current assets		10,281,045
Intangible assets		11,700,000
Deferred tax liability		(2,574,000)
Total liabilities		(19,442,642)
Non-controlling interest		(19,948,742)
Net identifiable assets acquired	₩	2,684,860
Goodwill		12,315,477
Net assets acquired	₩	15,000,337

The final estimates of fair value will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary calculation used in the pro forma adjustments. The final estimates of fair value may include (i) changes in allocations to intangible assets including goodwill, (ii) other changes to assets and liabilities, and (iii) changes to the assessment of tax positions and tax rates.

Intangible Assets

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of the following (in thousands):

		Approximate Fair Value	Estimated Useful Lives	Valuation Methodology
Customer relationships	₩	2,457,000	9.8 years	Multi-period excess earnings method
Backlog		2,884,000	5 years	Multi-period excess earnings methos
Technology		4,716,000	7 years	Relief from royalty method
Brand		1,643,000	Indefinite	Relief from royalty method
Total intangible assets	₩	11,700,000

The amortization related to the identifiable intangible assets is reflected as an Acquisition Adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above as further described in Note 5. The fair values of the identifiable intangible assets are preliminary and are based on Management’s estimates as of the Closing Date. The Company applied judgement in estimating the fair value of these intangibles which involved the use of significant assumptions with respect to revenue forecasts, revenue growth, attrition rates, royalty rates, discount rates, and economic lives.

Note 4 – Acquisition Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

Acquisition Adjustments include the following adjustments, which are based on the Company’s preliminary estimates and assumptions, related to the unaudited pro forma condensed combined statement of financial position as of December 31, 2025.

(a)	Represents the recognition of the fair value of intangible assets in accordance with purchase accounting as described in Note 3.

(b)	Represents the purchase accounting adjustment to goodwill based on the acquisition method.

(c)	Represents the purchase of approximately 42.25% of the shares of Hansol for a value of ₩15.0 billion of which a prepayment of ₩3.0 billion is recorded as other current asset as of December 31, 2025.

(d)	Adjustment eliminates Hansol’s historical shareholders’ equity.

(e)	Reflects ₩45.0 million of transaction costs incurred by the Company that are not included in the historical financial statements of K Wave or Hansol.

(f)	Reflects the bank loan in the amount of ₩5.0 billion entered by K Wave subsequent to December 31, 2025. The loan has a one year term and an interest rate of the Korea 3-month CD rate+2.396%.

(g)	Reflects the sale of 27.8% of Play Company’s ownership in Playverse for ₩2.5 billion.

(h)	Reflects the liquidation of 88 Bitcoin and the partial repayment of the convertible notes issued to Anson Investments Master Funs LP and Anson East Master Fund LP.

(i)	Reflects the conversion of the Anson Investments Master Fund LP and Anson East Master Fund LP for the issuance of 3,857,634 and 966,639 common shares, respectively. Reflects the conversion of the Loeb and Loeb LLP convertible notes and the issuance of 1,952,662 common shares.

Note 5 – Acquisition Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(a)	Reflects an adjustment to reflect ₩45.0 million of transaction costs incurred by K Wave that are not included in the historical financial statements of K Wave and Hansol.

(b)	The following table summarizes the estimated fair values of Hansol’s identifiable intangible assets and their estimated useful lives including the amortization for the periods presented calculated on a straight-line basis (in thousands).

		Estimated Fair Value	Estimated Useful Life (years)		Amortization Expense - Year Ended December 31, 2025
Customer relationships	₩	2,457,000	9.8	₩	250,714
Backlog		2,884,000	5		576,800
Technology		4,716,000	7		673,714
Brand		1,643,000	Indefinite		-
Total				₩	1,501,228

(c)	Reflects the amortization expense allocated to the non-controlling interest.

(d)	Reflects the pro forma tax expense on the amortization of the intangible assets based on the 22% corporate income tax rate.

(e)	Reflects the interest expense recognized on the bank loan as described in (F) above, giving effect to the business combination as if it had occurred on January 1, 2025.

(c)	Reflects the loss on the disposal of Bitcoin.